
10012284

2009 Financial Report

Administration Building

OUR MISSION IS YOUR SUCCESS


Mission
COMMUNITY BANCORP

President's Message

April 2010

Friends and Shareholders:

For many of us the year 2009 was one of the most challenging years in our careers, if not in our lives. The continuing economic recession placed a great strain on our community and on the small businesses within our community, which have failed in record numbers. The banking industry continued to bear the effects of the real estate declines. The impact on Mission Community Bank has been significant, as it has been for many banks across the country and in this State. California banks have been significantly impacted, creating a great need for new capital for most banks to fortify their balance sheets.

Mission is no different, and in late 2009 the board of directors recognized the importance of raising additional capital in advance of the need. We reached out to our friends and to a current principal shareholder, the Carpenter Community BancFunds, to assist with the injection of additional capital. In late April, the Carpenter Community BancFunds made a $10 million investment in our company and may make an additional investment of $5.2 million later this year. Further, a rights offering to all of our existing shareholders at like terms as those made available to our principal shareholder will take place in the 2nd or 3rd quarter of 2010 which we hope will raise significant additional capital. All this will create a "fortress" balance sheet, enabling the company to prepare for resumption of the business plan as the economy improves, credit losses slow and earnings are restored.

While losses were significant in 2009, management and the board believe that they have properly reserved for any future loss exposure and are working very diligently to restore core earnings. Our net interest margin has improved significantly, year over year, and operating expenses have been cut and managed; all the while, creating new products and services to meet our customers' needs as we continue to lend in our community. While lending volume is less than we have historically experienced, lending activities have continued. The greatest activity has been in the SBA Lending area. Here we see businesses emerging with expansion and new ideas, albeit more conservatively than before, but still emerging. We are there to assist these small businesses with their borrowing needs.

In late 2009, the bank's administrative offices and business banking center consolidated into one new location at 3380 South Higuera Street, in San Luis Obispo from three different locations, which has allowed a more efficient workflow and environment. It is anticipated that at some time in the near future a full service branch will be opened in the same location.

Finally, the bank's management and board of directors remain committed to our mission and business strategy and pledge to our community, shareholders and friends to remain focused on accomplishing our combined goals and to work towards this end.

There has never been a more important time to support community banks with your deposits and your banking business. Your local community bank is lending in your community, and is actively involved in community service while keeping your money safe.

Thanks to all of you who continue to support Mission Community Bank. You are greatly appreciated.

Sincerely,



Anita M. Robinson
President & CEO

Board of Directors
Mission Community Bancorp



Bruce M. Breault
Founding Chairman



Roxanne Carr
Vice Chairman



William B. Coy
Chairman



Howard N. Gould



Richard Korsgaard



Anita M. Robinson
President and CEO



Gary E. Stemper
Immediate Past Chairman



Brooks Wise



Karl F. Wittstrom
Secretary

MISSION COMMUNITY BANCORP AND SUBSIDIARY

Consolidated Financial Statements
with
Independent Auditor's Report

December 31, 2009 and 2008

CONTENTS



Vavrinek, Trine, Day & Co., LLP
Certified Public Accountants & Consultants

VALUE THE DIFFERENCE

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders of
Mission Community Bancorp and Subsidiary

We have audited the accompanying consolidated balance sheets of Mission Community Bancorp and Subsidiary as of December 31, 2009 and 2008 and the related consolidated statements of income, changes in shareholders' equity, and cash flows of the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the public company accounting oversight board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mission Community Bancorp and Subsidiary as of December 31, 2009 and December 31, 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Vavrinek, Trine, Day & Co., LLP

Laguna Hills, California
April 14, 2010

25231 Paseo De Alicia, Suite 100 Laguna Hills, CA 92653 Tel: 949.768.0833 Fax: 949.768.8408 www.vtdcpa.com
FRESNO • LAGUNA HILLS • PALO ALTO • PLEASANTON • RANCHO CUCAMONGA

MISSION COMMUNITY BANCORP AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
December 31, 2009 and 2008

	2009	2008
ASSETS		
Cash and Due from Banks	$ 8,595,410	$ 7,804,306
Federal Funds Sold	-	9,920,000
TOTAL CASH AND CASH EQUIVALENTS	8,595,410	17,724,306
Certificates of Deposit in Other Banks	425,000	11,710,000
Investment Securities Available for Sale	40,142,412	24,845,839
Loans held for sale	903,680	1,264,251
Loans:		
Commercial	22,200,974	25,918,262
Agricultural	749,721	-
Leases, Net of Unearned Income	1,334,740	1,490,668
Construction	12,511,994	22,857,024
Real Estate	96,954,983	98,049,035
Consumer	1,754,054	3,731,566
TOTAL LOANS	135,506,466	152,046,555
Allowance for Loan and Lease Losses	(5,536,929)	(3,942,220)
NET LOANS	129,969,537	148,104,335
Federal Home Loan Bank Stock and Other Stock, at Cost	3,002,575	2,756,525
Premises and Equipment	3,254,511	2,598,697
Other Real Estate Owned	2,205,882	983,100
Company Owned Life Insurance	2,885,659	2,789,366
Accrued Interest and Other Assets	1,720,799	2,713,426
	$ 193,105,465	$ 215,489,845

The accompanying notes are an integral part of these consolidated financial statements.

MISSION COMMUNITY BANCORP AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
December 31, 2009 and 2008

	2009	2008
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Noninterest-Bearing Demand	$ 24,615,530	$ 22,802,269
Money Market, NOW and Savings	54,144,513	32,668,070
Time Deposits Under $100,000	32,064,624	51,550,524
Time Deposits $100,000 and Over	52,945,030	37,783,195
TOTAL DEPOSITS	163,769,697	144,804,058
Other Borrowings	6,000,000	45,700,000
Junior Subordinated Debt Securities	3,093,000	3,093,000
Accrued Interest and Other Liabilities	1,605,053	1,375,964
TOTAL LIABILITIES	174,467,750	194,973,022
Commitments and Contingencies - Notes D and M	-	-
Shareholders' Equity:		
Preferred Stock -Note K - Authorized 10,000,000 Shares:		
Series A - $5 Stated Value; 100,000 Issued and Outstanding Liquidation Value of $500,000	392,194	392,194
Series B - $10 Stated Value; 20,500 Issued and Outstanding Liquidation Value of $205,000	191,606	191,606
Series C - $10 Stated Value; 50,000 Issued and Outstanding Liquidation Value of $500,000	500,000	500,000
Series D - $1,000 Par Value; 5,116 shares Issued and Outstanding Liquidation Value of $5,116,000	5,067,722	-
Common Stock - Authorized 10,000,000 Shares; Issued and Outstanding: 1,345,602 in 2009 and 2008	18,041,851	18,041,851
Additional Paid-In Capital	242,210	172,285
Retained Earnings (Deficit)	(6,280,239)	863,750
Accumulated Other Comprehensive Income - Unrealized Appreciation on Available-for-Sale Securities	482,371	355,137
TOTAL SHAREHOLDERS' EQUITY	18,637,715	20,516,823
	$ 193,105,465	$ 215,489,845

The accompanying notes are an integral part of these consolidated financial statements.

MISSION COMMUNITY BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2009 and 2008

	2009	2008
INTEREST INCOME		
Interest and Fees on Loans	$ 8,889,166	$ 9,598,625
Interest on Investment Securities	1,259,017	1,122,021
Other Interest Income	134,476	352,752
TOTAL INTEREST INCOME	10,282,659	11,073,398
INTEREST EXPENSE		
Interest on Money Market, NOW and Savings Deposits	514,393	688,256
Interest on Time Deposits	2,150,036	2,470,919
Other Interest Expense	1,212,181	1,671,320
TOTAL INTEREST EXPENSE	3,876,610	4,830,495
NET INTEREST INCOME	6,406,049	6,242,903
Provision for Loan and Lease Losses	5,055,722	4,245,000
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	1,350,327	1,997,903
NON-INTEREST INCOME		
Service Charges on Deposit Accounts	333,583	350,763
Gain on Sale of Loans	379,186	186,816
Loan Servicing Fees, Net of Amortization	114,049	72,519
Grants and Awards	80,948	-
Loss on Writedown of Fixed Assets and Other Real Estate	(474,565)	(378,585)
Gain on Sale of Available-For-Sale Securities	246,982	-
Other Income and Fees	153,084	114,575
TOTAL NON-INTEREST INCOME	833,267	346,088
NON-INTEREST EXPENSE		
Salaries and Employee Benefits	3,816,574	3,698,559
Occupancy Expenses	1,002,440	586,435
Furniture and Equipment	456,878	440,329
Data Processing	740,870	634,508
Professional Fees	478,353	420,379
Marketing and Business Development	134,580	208,621
Office Supplies and Expenses	255,609	234,266
Insurance and Regulatory Assessments	634,657	211,000
Loan and Lease Expenses	156,837	106,115
Other Expenses	598,404	580,805
TOTAL NON-INTEREST EXPENSE	8,275,202	7,121,017
(LOSS) BEFORE INCOME TAXES	(6,091,608)	(4,777,026)
Income Tax Expense (Benefit)	834,951	(928,656)
NET (LOSS)	$(6,926,559)	$(3,848,370)
Per Share Data (Notes A and N):		
Net (Loss) - Basic	$(4.87)	$(3.18)
Net (Loss) - Diluted	$(4.87)	$(3.18)

The accompanying notes are an integral part of these consolidated financial statements.

MISSION COMMUNITY BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Years Ended December 31, 2009 and 2008

	Preferred Stock	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Comprehensive Income (Loss)	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at January 1, 2008	$ 1,083,800	689,232	$ 7,125,819	$ 108,340		$ 4,712,120	$ 108,225	$ 13,138,304
Exercise of stock options, and related tax benefit of $28,772		20,700	235,772					235,772
Issuance of common stock in public offering, net of offering expenses of $556,413		410,644	6,835,179					6,835,179
Issuance of common stock in private placement, net of offering expenses		225,026	3,845,081					3,845,081
Stock-based compensation				63,945				63,945
Comprehensive Income (Loss):								
Net loss					$(3,848,370)	(3,848,370)		(3,848,370)
Net unrealized gain on available-for-sale securities, net of taxes of $75,207					246,912		246,912	246,912
Total Comprehensive Loss					$(3,601,458)			
Balance at December 31, 2008	$ 1,083,800	1,345,602	$ 18,041,851	$ 172,285		$ 863,750	$ 355,137	$ 20,516,823
Issuance of Series D preferred stock to U.S. Treasury under TARP, net of issuance costs of $48,278	$ 5,067,722							$ 5,067,722
TARP dividends paid						$(217,430)		(217,430)
Stock-based compensation				$ 69,925				69,925
Comprehensive Income (Loss):								
Net loss					$(6,926,559)	(6,926,559)		(6,926,559)
Less beginning of year unrealized gain on securities sold during the period, net of taxes of $-0-					(271,447)		$(271,447)	(271,447)
Plus net unrealized gain on available-for-sale securities, net of taxes of $-0-					398,681		398,681	398,681
Total Comprehensive Loss					$(6,799,325)			
Balance at December 31, 2009	$ 6,151,522	1,345,602	$ 18,041,851	$ 242,210		$(6,280,239)	$ 482,371	$ 18,637,715

The accompanying notes are an integral part of these consolidated financial statements.

MISSION COMMUNITY BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2009 and 2008

	2009	2008
OPERATING ACTIVITIES		
Net income (loss)	$(6,926,559)	$(3,848,370)
Adjustments to reconcile net income (loss)		
to net cash provided by (used in) operating activities:		
Provision (credit) for deferred income taxes	832,551	(494,803)
Depreciation	440,940	347,294
Accretion of discount on securities and loans, net	(136,294)	(177,922)
Provision for loan losses	5,055,722	4,245,000
Provision for losses on unfunded loan commitments	35,000	15,000
Stock-based compensation	69,925	63,945
(Gain) on sale of securities	(246,982)	-
Write-downs on other real estate	472,019	-
Loss on disposal or abandonment of fixed assets	2,545	378,584
Gain on loan sales	(379,186)	(186,816)
Proceeds from loan sales	6,250,455	6,038,681
Loans originated for sale	(5,780,076)	(4,026,298)
Increase in company owned life insurance	(96,293)	(94,998)
Decrease (increase) in accrued taxes receivable	617,932	(497,625)
Other, net	(308,972)	342,721
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(97,273)	2,104,393
INVESTING ACTIVITIES		
Net increase in Federal Home Loan Bank and other stock	(246,050)	(651,150)
Maturity (placement) of time deposits in other banks	11,285,000	(11,160,000)
Purchase of available-for-sale securities	(34,441,942)	(14,880,260)
Proceeds from maturities, calls and paydowns of available-for-sale securities	10,399,966	7,388,852
Proceeds from sales of available-for-sale securities	9,135,234	-
Net decrease (increase) in loans	11,819,537	(30,298,532)
Purchase of company-owned life insurance	-	(404,961)
Proceeds from sale of fixed assets	-	4,708
Purchases of premises and equipment	(1,099,299)	(692,082)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	6,852,446	(50,693,425)
FINANCING ACTIVITIES		
Net increase (decrease) in demand deposits and savings accounts	23,289,704	(324,416)
Net increase (decrease) in time deposits	(4,324,065)	32,695,018
Net increase (decrease) in other borrowings	(39,700,000)	17,500,000
Proceeds from issuance of common stock	-	10,916,032
Proceeds from issuance of preferred stock	5,116,000	-
Preferred stock issuance costs	(48,278)	-
Payment of dividends	(217,430)	-
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(15,884,069)	60,786,634
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(9,128,896)	12,197,602
Cash and cash equivalents at beginning of year	17,724,306	5,526,704
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 8,595,410	$ 17,724,306
Supplemental disclosures of cash flow information:		
Interest paid	$ 4,039,470	$ 4,708,982
Taxes paid (refunds received)	(615,532)	35,000
Supplemental schedule of non-cash investing activities:		
Real estate acquired by foreclosure	$ 1,694,801	$ 83,100

The accompanying notes are an integral part of these consolidated financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The financial statements include the accounts of Mission Community Bancorp ("Bancorp") and its subsidiary, Mission Community Bank ("the Bank"), and the Bank's subsidiary, Mission Community Development Corporation, collectively referred to herein as "the Company." All significant intercompany transactions have been eliminated.

Nature of Operations

The Bank has been organized as a single reporting segment and operates four branches in the Central Coast area of California (in the cities of San Luis Obispo, Paso Robles, Arroyo Grande and Santa Maria).

The Bank's primary source of revenue is providing real estate, commercial (including Small Business Administration ("SBA") guaranteed loans) and consumer loans to customers, who are predominately small and middle-market businesses and individuals. The Company and the Bank are certified by the Department of Treasury as Community Development Financial Institution(s) ("CDFI") with a commitment to focus on providing financial services to low- and moderate-income communities.

Mission Community Development Corporation

Mission Community Development Corporation ("MCDC") is a community development corporation which provides financing for small businesses and projects in low- to moderate-income areas. The Board of Directors of Mission Community Development Corporation consists of all members of the Board of Directors of the Company. Community development investment is limited to 5% of the Bank's capital and up to 10% with prior approval by the Federal Reserve Board. Operations of MCDC were not material for the years ended December 31, 2009 or 2008.

Mission Community Services Corporation

Mission Community Services Corporation ("MCSC"), an affiliate organization, was organized in 1998 and the corporation was established as a not-for-profit company with Section 501(c)(3) status. This company's primary focus is to provide technical support and training services to the underserved segments of the community including small businesses, minorities and low-income entrepreneurs. The Board of Directors of Mission Community Services Corporation includes two representatives from the Company, together with members representing the communities represented. The accounts of MCSC are not included in the Company's consolidated financial statements. See Note L for additional information regarding MCSC.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash, amounts due from other banks and federal funds sold. Generally, federal funds are sold for one-day periods.

Cash and Due From Banks

Banking regulations require that all banks maintain a percentage of their deposits as reserves in cash or on deposit with the Federal Reserve Bank ("FRB"). The Bank was in compliance with this requirement, which was $917,000 as of December 31, 2009.

The Company maintains amounts due from other banks which exceed federally insured limits. The Company has not experienced any losses in such accounts.

Investment Securities

Bonds, notes, and debentures for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

Investments not classified as trading securities nor as held-to-maturity securities are classified as available-for-sale securities and recorded at fair value. Unrealized gains or losses on available-for-sale securities are excluded from net income and reported net of taxes as a separate component of comprehensive income, which is included in shareholders' equity. Premiums or discounts are amortized or accreted into income using the interest method. Realized gains or losses on sales of securities are recorded using the specific identification method.

Other-than-temporary declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost result in write-downs of the individual securities to their fair value. The amount of impairment related to credit losses is reflected as a charge to earnings, while the amount deemed to be related to other factors is reflected as an adjustment to shareholders' equity through other comprehensive income. In estimating other-than-temporary impairment ("OTTI") losses, management considers the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Management evaluates securities for OTTI on at least a quarterly basis, and more frequently when economic or market conditions warrant.

Loans

Loans are reported at the principal amount outstanding, net of any deferred loan origination fee income and deferred direct loan origination costs, and net of any unearned interest on discounted loans. Deferred loan origination fee income and direct loan origination costs are amortized to interest income over the life of the loan using the interest method. Interest on loans is accrued to income daily based upon the outstanding principal balances.

Loans for which the accrual of interest has been discontinued are designated as non-accrual loans. Loans are classified as non-accrual when principal or interest is past due 90 days or more based on the contractual terms of the loan or when, in the opinion of management, there exists a reasonable doubt as to the full and timely collection of either principal or interest, unless the loan is well secured and in the process of collection. Income on such loans is then only recognized to the extent that cash is received and where the future collection of principal is probable. Accrual of interest is resumed only when principal and interest are brought fully current and when such loans are considered to be collectible as to both principal and interest.

The Bank considers a loan to be impaired when it is probable that the Bank will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. Loans for which the terms have been modified, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings. Both non-accrual loans and troubled debt restructurings are generally considered to be impaired. Impairment is measured based on the expected future cash flows of an impaired loan, which are to be discounted at the loan's effective interest rate, or measured by reference to an observable market value, if one exists, or the fair value of the collateral for a collateral-dependent loan. The Bank selects the measurement method on a loan-by-loan basis except that collateral-dependent loans for which foreclosure is probable are measured at the fair value of the collateral. The change in the amount of impairment is reported as either an increase or decrease in the provision for credit losses that otherwise would be reported.

Loans Held for Sale

SBA loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income. Gains or losses realized on the sales of loans are recognized at the time of sale and are determined by the difference between the net sales proceeds and the carrying value of the loans sold, adjusted for the relative fair value of any servicing asset or liability. Gains and losses on sales of loans are included in non-interest income.

The Bank has adopted accounting standards issued by the Financial Accounting Standards Board ("FASB") that provide accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Under these standards, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses is increased by charges to income and decreased by charge-offs (net of recoveries). Charge-offs are loans and leases, or portions of loans, deemed uncollectible and which are charged to the allowance. Management performs, at least quarterly, an analysis of the allowance for loan and lease losses to determine its adequacy. In this analysis, all loans are segmented into components by loan type and internal risk rating. Estimated loss factors are applied to each loan pool based on historical losses as well as management's assessment of current factors that may impact these historical factors, such as changes in the local economy, changes in underwriting standards, changes in loans concentrations and trends in past due and non-performing loans. Significant loans considered impaired by management, the Bank's regulators or external credit review consultants are evaluated separately in the process. In this evaluation, management reviews the borrower's ability to repay as well as the estimated value of any underlying collateral.

Federal Home Loan Bank (FHLB) Stock

The Bank is a member of the Federal Home Loan Bank system. Members are required to own a certain amount of FHLB stock based on the level of borrowings and other factors, and may invest additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on the ultimate recovery of par value. Both cash and stock dividends are reported as income.

Premises and Equipment

Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives, which range from three to ten years for furniture and fixtures and forty years for buildings. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the improvements or the remaining lease term, whichever is shorter. Expenditures for betterments or major repairs are capitalized and those for ordinary repairs and maintenance are charged to operations as incurred.

Other Real Estate Owned

Real estate acquired by foreclosure or deed in lieu of foreclosure is recorded at fair value at the date of foreclosure, establishing a new cost basis by a charge to the allowance for loan and lease losses, if necessary. Other real estate owned is carried at the lower of the Bank's cost basis or fair value, less estimated costs of disposition. Fair value is based on current appraisals less estimated selling costs. Any subsequent write-downs are charged against operating expenses and recognized as a valuation allowance. Operating expenses of such properties, net of related income, and gains and losses on their disposition are included in other operating expenses.

Company Owned Life Insurance

Company owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or amounts due that are probable at settlement.

Advertising Costs

The Bank expenses the costs of advertising in the period incurred.

Income Taxes

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. To the extent that evidence indicates deferred tax assets might not be realizable, through probable future taxable income or carry-backs to prior years, a deferred tax valuation allowance is provided. The Company classifies any interest or penalties related to income taxes as a part of income tax expense when incurred. No such interest or penalties were incurred for in 2008 or 2009.

The Company has adopted guidance issued by the FASB that clarifies the accounting for uncertainty in tax positions taken or expected to be taken on a tax return and provides that the tax effects from an uncertain tax position can be recognized in the financial statements only if, based on its merits, the position is more likely than not to be sustained on audit by the taxing authorities. Any interest and penalties related to uncertain tax positions would be recorded as part of income tax expense.

Comprehensive Income

Changes in unrealized gain or loss on available-for-sale securities net of income taxes is the only component of accumulated other comprehensive income for the Company.

Financial Instruments

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Earnings Per Share ("EPS")

EPS is computed under FASB and Emerging Issues Task Force ("EITF") guidance that requires income per share for the Company's common stock be calculated assuming 100% of the Company's earnings are distributed as dividends to its common and preferred shareholders based on their respective dividend rights, even though the Company does not anticipate distributing 100% of its earnings as dividends. Basic EPS is computed by dividing the resulting income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if options or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company, if the result is more dilutive than basic EPS.

Stock-Based Compensation

The cost of equity-based compensation arrangements, including employee stock options, is recognized based on the grant-date fair value of those awards, over the period which an employee is required to provide services in exchange for the award, generally the vesting period. The fair value of each grant is estimated using the Black-Scholes option pricing model.

Fair Value Measurement

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Current accounting guidance establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The guidance describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

See Note R for more information and disclosures relating to the Company's fair value measurements.

Adoption of New Accounting Standards

Subsequent Events

In May 2009, the FASB issued guidance ("ASC 855") which requires the effects of events that occur subsequent to the balance sheet date be evaluated through the date the financial statements are either issued or available to be issued. Entities are to disclose the date through which subsequent events have been evaluated and whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. Entities are required to reflect in their financial statements the effects of subsequent events that provide additional evidence about conditions that existed at the balance-sheet date (recognized subsequent events). Entities are also prohibited from reflecting in their financial statements the effects of subsequent events that provide evidence about conditions that arose after the balance-sheet date (non-recognized subsequent events), but requires information about those events to be disclosed if the financial statements would otherwise be misleading. This guidance was effective for annual financial periods ended after June 15, 2009 with prospective application. In February 2010, the FASB issued ASU 2010-09, Subsequent Events ("ASU 2010-09"), effective immediately, which amends ASC 855 to clarify that an SEC filer is not required to disclose the date through which subsequent events have been evaluated in the financial statements. The adoption of ASU 2010-09 did not have a material effect on the Company's consolidated results of operations or consolidated financial position.

Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles
In June 2009, accounting standards were revised to establish the Accounting Standards Codification (the "Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with Generally Accepted Accounting Principles ("GAAP"). The Codification does not change current GAAP, but is intended to simplify user access to all authoritative GAAP by providing all the authoritative literature related to a particular topic in one place. The Codification is effective for annual periods ended after September 15, 2009, and as of the effective date, all existing accounting standard documents were superseded. Adoption of the Codification in 2009 did not have a material impact on the Company's financial statements.

Fair Value Measurements
In April 2009, accounting standards were amended to provide additional guidance for determining the fair value of a financial asset or financial liability when the volume and level of activity for such asset or liability decreased significantly and also to provide guidance for determining whether a transaction is orderly. The amendments were effective for annual reporting periods ended after June 15, 2009. Adoption of the amendments in 2009 did not have a material impact on the Company's financial statements.

In February 2008, the FASB issued instructions that delayed the effective date of fair value measurement for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) for fiscal years beginning after November 15, 2008. Adoption of the fair value measurement rules in 2009 for non-financial assets and non-financial liabilities subject to the delay did not have a material impact on Company's financial statements.

Other-Than-Temporary Impairment
In April 2009, accounting standards were amended to provide expanded guidance concerning the recognition and measurement of other-than-temporary impairments (OTTI) of debt securities classified as available for sale or held to maturity. The amendments require an entity to recognize in earnings the credit component of an OTTI of a debt security. The non-credit component of the OTTI would be recognized in other comprehensive income when the entity does not intend to sell the security and it is more likely than not that the entity will not be required to sell the security prior to recovery. Expanded disclosures are also required concerning such impairments. The amendments were effective for annual reporting periods ended after June 15, 2009. Adoption of the amendments in 2009 did not have a material impact on the Company's financial statements.

New Pronouncements Not Yet Adopted

Loan Sales
In June 2009, the FASB issued a revision to its guidance on accounting for transfers of financial assets (ASC 860). The new guidance establishes more stringent requirements for derecognition of a portion of a financial asset and creates new conditions for reporting the transfer of a portion of a financial asset as a sale.

Terms of the Bank's SBA loan sales typically provide for limited recourse if the borrower defaults on any of the first three payments after the sale. The revised guidance would not permit a loan transfer to the buyer to be recognized as a sale until that recourse period has expired, which would result in a delay of approximately three months in recognizing gains on most sales of SBA loans beginning January 1, 2010, the date the Company will adopt the new guidance.

NOTE B - INVESTMENT SECURITIES

Investment securities have been classified in the consolidated balance sheets according to management's intent. The amortized cost of securities and their approximate fair values at December 31 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Securities Available for Sale:				
December 31, 2009:				
U.S. Government agencies	$ 15,442,231	$ 40,425	$(14,139)	$ 15,468,517
Mortgage-backed securities	16,631,325	243,491	(40,158)	16,834,658
Municipal securities	2,917,693	61,066	(5,235)	2,973,524
Corporate debt securities	2,840,493	147,297	-	2,987,790
Asset-backed securities	1,828,299	49,624	-	1,877,923
	$ 39,660,041	$ 541,903	$(59,532)	$ 40,142,412
December 31, 2008:				
U.S. Government agencies	$ 3,500,000	$ 70,155	$ -	$ 3,570,155
Mortgage-backed securities	15,972,382	459,930	(24,700)	16,407,612
Municipal securities	3,581,152	-	(146,784)	3,434,368
Asset-backed securities	1,437,168	14,372	(17,836)	1,433,704
	$ 24,490,702	$ 544,457	$(189,320)	$ 24,845,839

During 2004, one of the Bank's asset-backed securities was identified as "other than temporarily impaired," and a loss reserve was established for this security. The security is in non-accrual status, with any interest payments received being credited to the reserve. As of December 31, 2009, the gross book value of the security was $301,000 and the reserve was $292,000, for a net book value of $9,000. Management estimates that the fair value of this security is approximately equal to the $9,000 net book value.

The scheduled maturities of investment securities at December 31, 2009, were as follows. Actual maturities may differ from contractual maturities because some investment securities may allow the right to call or prepay the obligation with or without call or prepayment penalties.

	Available-for-Sale Securities	
	Amortized Cost	Fair Value
Within one year	$ 1,704,346	$ 1,747,982
Due in one year to five years	16,341,495	16,472,699
Due in five years to ten years	9,174,310	9,249,599
Due in greater than ten years	12,439,890	12,672,132
	$39,660,041	$40,142,412

NOTE B - INVESTMENT SECURITIES - Continued

Included in accumulated other comprehensive income at December 31, 2009 were net unrealized gains on investment securities available for sale of $482,371. At December 31, 2008, accumulated other comprehensive income included net unrealized gains on available-for-sale securities of $355,137. No deduction was made for income taxes on net unrealized gains as of December 31, 2009 or 2008. During 2009, the Bank sold $9,135,234 of investment securities for net gains of $246,982. No securities were sold in 2008.

Investment securities in a temporary unrealized loss position as of December 31, 2009 and 2008 are shown in the following table, based on the length of time they have been continuously in an unrealized loss position:

	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2009:						
U.S. Government agencies	$ 4,420,862	$ 14,139	$ -	$ -	$ 4,420,862	$ 14,139
Mortgage-backed securities	5,712,226	40,158	-	-	5,712,226	40,158
Municipal securities	875,414	5,235	-	-	875,414	5,235
Corporate debt securities	-	-	-	-	-	-
Asset-backed securities	-	-	-	-	-	-
	$ 11,008,502	$ 59,532	$ -	$ -	$ 11,008,502	$ 59,532
December 31, 2008:						
U.S. Government agencies	$ -	$ -	$ -	$ -	$ -	$ -
Mortgage-backed securities	1,720,805	24,700	-	-	1,720,805	24,700
Municipal securities	3,434,368	146,784	-	-	3,434,368	146,784
Asset-backed securities	440,060	6,439	80,110	11,397	520,170	17,836
	$ 5,595,233	$ 177,923	$ 80,110	$ 11,397	$ 5,675,343	$ 189,320

As of December 31, 2009, ten securities have been in an unrealized loss position for less than one year. No securities have been in an unrealized loss position for one year or longer as of December 31, 2009. Other than the one impaired asset-backed security footnoted above, none of the Bank's securities has exhibited a decline in value as a result of changes in credit risk.

Investments securities carried at $5,133,000 and $5,121,000 as of December 31, 2009 and 2008, respectively, were pledged to secure public deposits as required by law. As of December 31, 2009, securities carried at $6,798,000 were pledged to secure borrowings from the Federal Home Loan Bank of San Francisco, as described in Note F.

NOTE C - LOANS

The Bank's loan portfolio consists primarily of loans to borrowers within the Central Coast area of California. Although the Bank seeks to avoid concentrations of loans to a single industry or based upon a single class of collateral, real estate and real estate associated businesses are among the principal industries in the Bank's market area and, as a result, the Bank's loan and collateral portfolios are concentrated in those industries and in that geographic area. As of December 31, 2009, 66% of the loan portfolio was secured by commercial real estate (including construction and land development loans as well as loans secured by non-farm, non-residential and multi-family residential properties). Under guidelines for commercial real estate ("CRE") lending issued by the bank regulatory agencies in 2006, which generally excludes owner-occupied properties from the definition of commercial real estate, CRE loans represented 38% of the loan portfolio as of December 31, 2009.

Included in total loans are deferred loan fees (net of deferred loan origination costs) of $21,000 and $67,000 at December 31, 2009 and 2008, respectively. As of December 31, 2009, loans totaling $114,308,000 were pledged to secure borrowings and potential borrowings from the Federal Home Loan Bank of San Francisco and the Federal Reserve Bank of San Francisco, as described in Note F.

The following is a summary of the investment in impaired loans as of December 31, including the related allowance for loan losses and cash-basis income recognized. Also shown are loans on non-accrual and those that are past due and still accruing interest:

	2009	2008
Impaired Loans:		
Impaired Loans With a Related Allowance for Loan Losses	$ 672,355	$ 4,513,760
Impaired Loans With No Related Allowance for Loan Losses	5,721,257	3,970,355
Total impaired loans	$ 6,393,612	$ 8,484,115
Related Allowance for Loan Losses	$ 66,821	$ 1,342,312
Average Recorded Investment in Impaired Loans	6,312,843	4,948,951
Interest Income Recognized for Cash Payments While Impaired	184,492	243,479
Total Loans on Non-accrual	5,891,045	3,556,660
Total Loans Past Due 90 Days or More and Still Accruing	-	265,174

The Bank has no commitments to lend additional funds to customers with loans classified as troubled debt restructurings.

Following is a summary of the changes in the allowance for possible loan and lease losses for the years ended December 31:

	2009	2008
Balance at Beginning of Year	$ 3,942,220	$ 1,149,874
Additions to the Allowance Charged to Expense	5,055,722	4,245,000
Less Loans Charged Off	(3,504,436)	(1,478,652)
Plus Recoveries on Loans Previously Charged Off	43,423	25,998
Balance at End of Year	$ 5,536,929	$ 3,942,220

NOTE C - LOANS - Continued

The Bank also originates SBA-guaranteed loans for sale to institutional investors. At December 31, 2009 and 2008 the Bank was servicing $26,879,000 and $23,229,000, respectively, in loans previously sold or participated. The Bank has recorded servicing assets related to these sold loans of approximately $197,000 and $187,000 at December 31, 2009 and 2008, respectively. In calculating the gain on sale of SBA loans and the related servicing asset, the Bank used the following assumptions for sales recorded in 2009:

	Range	Weighted Average
Discount Rate	5.75% to 8.25%	6.23%
Estimated Life	48 months	48 months

Management performs an analysis each quarter to reassess these assumptions, which are significant determinants on the value ascribed to the servicing asset. Following is a summary of the changes in the balance of the SBA loan servicing asset for 2009 and 2008:

	2009	2008
Balance at Beginning of Year	$ 187,388	$ 252,572
Additions to the Asset	104,979	71,425
Less amortization	(95,271)	(136,609)
Balance at End of Year	$ 197,096	$ 187,388

The estimated fair value of the servicing assets approximated the carrying amount at December 31, 2009 and 2008. These assets are included in accrued interest and other assets in the consolidated balance sheets. Amortization of these assets is netted against loan servicing fees in the consolidated statements of income.

NOTE D - PREMISES AND EQUIPMENT AND OTHER REAL ESTATE OWNED

A summary of premises and equipment as of December 31 follows:

	2009	2008
Land	$ 976,498	$ 976,498
Buildings	766,943	796,633
Leasehold Improvements	1,312,691	671,142
Furniture, Fixtures, and Equipment	2,942,724	2,482,904
	5,998,856	4,927,177
Accumulated Depreciation and Amortization	(2,744,345)	(2,328,480)
Net Premises and Equipment	$ 3,254,511	$ 2,598,697

The Bank has entered into operating leases for its branches and operating facilities, which expire at various dates through 2024. These leases include provisions for periodic rent increases as well as payment by the lessee of certain operating expenses. Rental expense relating to these leases was $676,000 in 2009 and $357,000 in 2008.

NOTE D - PREMISES AND EQUIPMENT AND OTHER REAL ESTATE OWNED - Continued

At December 31, 2009, the approximate future minimum annual payments under these leases for the next five years are as follows:

2010	$ 687,092
2011	662,424
2012	681,561
2013	569,309
2014	519,634
Later years	5,844,755
	$ 8,964,775

The minimum rental payments shown above are given for the existing lease obligations only and do not represent a forecast of future rents. Future increases in rent are not included unless the increases are scheduled and currently determinable.

Included in the above table are obligations under a 15-year lease for an administrative office in San Luis Obispo, California, in which the Bank also intends to open a full-service branch at a future date. Currently the lease provides for rentals of $38,000 per month.

In March 2008, the Bank entered into a 5-year lease for an office building in Santa Maria, California, where the Bank opened a full-service branch office in December 2008. The current rental cost is $8,939 per month. The lease provides for two 5-year renewal options and an option to purchase the property for a specified amount during the last two months of 2010.

Following is a summary of the changes in the balance of other real estate owned for 2009 and 2008:

	2009	2008
Balance at Beginning of Year	$ 983,100	$ -
Real Estate Reclassified from Premises and Equipment	-	1,194,509
Write-down of Real Estate Reclassified from Premises and Equipment	(335,000)	(294,509)
Real Estate Acquired by Foreclosure	1,694,802	83,100
Write-downs of Real Estate Acquired by Foreclosure	(137,020)	-
Balance at End of Year	$ 2,205,882	$ 983,100

NOTE E - DEPOSITS

At December 31, 2009, the scheduled maturities of time deposits are as follows:

Due in One Year	$ 74,777,265
Due in One to Two Years	9,723,216
Due in Two to Three Years	509,173
	$ 85,009,654

Fifteen customer relationships comprised $56.9 million, or 34.8%, of the Bank's total deposits as of December 31, 2009.

NOTE F - OTHER BORROWINGS

Other borrowings at December 31, 2009, comprised of fixed rate advances from the Federal Home Loan Bank of San Francisco, are scheduled to mature as follows:

Maturity Date	Interest Rate	Amount
May 24, 2010	5.13%	$ 3,000,000
November 19, 2013	4.82%	1,000,000
December 11, 2013	4.98%	1,000,000
December 16, 2013	4.88%	1,000,000
		$ 6,000,000

These advances are secured by loans of approximately $86 million and securities of approximately $7 million. Utilizing that collateral, the Bank had the capability to borrow an additional $32.6 million from the Federal Home Loan Bank of San Francisco as of December 31, 2009. That borrowing capacity could be increased by another $15.1 million if additional securities were pledged as collateral.

As of December 31, 2009, the Bank had access to the Federal Reserve Bank of San Francisco's ("FRB-SF") "Discount Window" for additional secured borrowing should the need arise. As of that date, the Bank had pledged $29.4 million of its loan portfolio to the FRB-SF, which provided the Bank with $10.8 million in additional short-term borrowing capacity. Effective January 15, 2010, this discount window facility became available only to the extent of securities and/or loans which the Bank might place in safekeeping at FRB-SF. On that date, no securities or loans were held in safekeeping at FRB-SF.

The Bank also has a $4.0 million unsecured borrowing line with a correspondent bank. As of December 31, 2009, there was no balance outstanding on this line.

NOTE G - JUNIOR SUBORDINATED DEBT SECURITIES

On October 14, 2003, the Company issued $3,093,000 of junior subordinated debt securities (the "debt securities") to Mission Community Capital Trust, a statutory trust created under the laws of the State of Delaware. These debt securities are subordinated to effectively all borrowings of the Company and are due and payable on October 7, 2033. Interest is payable quarterly on these debt securities at 3-mo. LIBOR plus 2.95% for an effective rate of 3.23% as of December 31, 2009. The debt securities can be redeemed at par.

The Company also purchased a 3% minority interest in Mission Community Capital Trust. The balance of the equity of Mission Community Capital Trust is comprised of mandatorily redeemable preferred securities. Mission Community Capital Trust is not consolidated into the Company's financial statements. The Federal Reserve Board has ruled that subordinated notes payable to unconsolidated special purpose entities ("SPE's") such as Mission Community Capital Trust, net of the bank holding company's investment in the SPE, qualify as Tier 1 Capital, subject to certain limits.

NOTE H - INCOME TAXES

The income tax expense (benefit) for the years ended December 31, 2009 and 2008 is comprised of the following:

	2009	2008
Current Taxes:		
Federal	$ -	$(436,253)
State	2,400	2,400
	2,400	(433,853)
Deferred	(2,615,033)	(1,620,688)
Change in Valuation Allowance	3,447,584	1,125,885
Income Tax Expense(Benefit)	$ 834,951	$(928,656)

A comparison of the federal statutory income tax rates to the Company's effective income tax (benefit) follows:

	2009		2008	
	Amount	Rate	Amount	Rate
Federal Tax Rate	$(2,071,147)	34.0 %	$(1,624,189)	34.0 %
California Franchise Taxes, Net of Federal Tax Benefit	(439,100)	9.2 %	(344,040)	7.2 %
Allowance for Deferred Tax Assets	3,447,584	(72.2)%	1,125,885	(23.6)%
Interest on Municipal Securities and Loans	(90,654)	1.9 %	(90,220)	1.9 %
Increase in Cash Surrender Value of Company-Owned Life Insurance	(32,740)	0.7 %	(32,299)	0.7 %
Other Items - Net	21,008	(0.4)%	36,207	(0.8)%
Income Tax Expense(Benefit)	$ 834,951	(26.8)%	$(928,656)	19.4 %

Deferred taxes are a result of differences between income tax accounting and generally accepted accounting principles with respect to income and expense recognition.

NOTE H - INCOME TAXES - Continued

The following is a summary of the components of the net deferred tax asset (liability) accounts recognized in the accompanying consolidated balance sheets:

	2009	2008
Deferred Tax Assets:		
Allowance for Loan Losses Due to Tax Limitations	$ 1,904,860	$ 1,476,622
Reserve for Impaired Security	120,100	113,815
Other Real Estate Owned	388,514	121,203
Interest on Non-Accrual Loans	1,705	26,417
Net Operating Loss Carryforwards	2,311,916	525,724
Charitable Contributions Carryforwards	86,161	80,700
Other	179,674	79,249
Total Deferred Tax Assets	4,992,930	2,423,730
Deferred Tax Valuation Allowance	(4,573,469)	(1,125,885)
Deferred Tax Liabilities:		
Deferred Loan Costs	(210,697)	(215,485)
Depreciation Differences	(125,645)	(167,282)
Other	(83,119)	(83,117)
Total Deferred Tax Liabilities	(419,461)	(465,884)
Net Deferred Tax Assets	$ -	$ 831,961

The valuation allowance was established because the Company's losses in 2008 and 2009 exceeded its ability to fully recognize deferred tax assets by carrying the loss back to previous tax years. The Company has net operating loss carry forwards of approximately $5,514,000 for federal income and $6,112,000 for California franchise tax purposes. The federal and California net operating loss carry forwards, to the extent not used, will expire in 2029.

As of December 31, 2009, tax years for 2006 through 2009 remain open to audit by the Internal Revenue Service and by the California Franchise Tax Board. In the opinion of management, all significant tax positions taken, or expected to be taken, by the Company in any open tax year would more likely than not be sustained upon examination by the tax authorities.

NOTE I - STOCK OPTION PLANS

The Company adopted in 1998 a stock option plan under which 180,000 shares of the Company's common stock may be issued. The 1998 Plan has been terminated with respect to the granting of future options under the Plan. In 2008 the Company adopted and received shareholder approval for the Mission Community Bancorp 2008 Stock Incentive Plan. The 2008 Plan provides for the grant of various equity awards, including stock options. A total of 201,840 common shares may be issued under the 2008 Plan. Options are granted at a price not less than 100% of the fair value of the stock on the date of grant, generally for a term of ten years, with vesting occurring ratably over five years. The Plans provide for acceleration of vesting of all options upon change in control of the Bank. The Bank recognized in 2009 and 2008 stock-based compensation of $70 thousand and $64 thousand, respectively. No income tax benefits related to that stock-based compensation were recognized in 2009 or 2008.

On May 27, 2008, the Company granted to the Bank's two most senior officers options to purchase a total of 41,064 shares of common stock at an exercise price of $18.00 per share. These non-qualified stock options were granted under the 2008 Plan, vest over five years, and expire ten years after the date of grant. The fair value ascribed to those options, using the Black-Scholes option pricing model, was $4.58 per share, or a total of $188,073. No options were granted in 2009.

A summary of the status of the Company's fixed stock option plans as of December 31, 2009 and changes during the year is presented below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value of In-the-Money Options
Outstanding at Beginning of Year	89,564	$ 16.24		
Granted	-			
Exercised	-			
Forfeited/Expired	(2,000)			
Outstanding at End of Year	87,564	$ 16.44	5.6 Years	$ -
Options Exercisable at Year-End	51,413	$ 14.86	3.8 Years	$ -

The total intrinsic value of options exercised during the year ended December 31, 2008 was $110,000. No options were exercised in 2009.

As of December 31, 2009, the Company has unvested options outstanding with unrecognized compensation expense totaling $128 thousand, which is scheduled to be recognized as follows (in thousands):

2010	$ 38
2011	37
2012	38
2013	15
Total unrecognized compensation cost	$128

NOTE J - DEFINED CONTRIBUTION PLAN

The Company has adopted a defined contribution plan, the Mission Community Bank 401k Profit Sharing Plan ("the 401k Plan"), covering substantially all employees fulfilling minimum age and service requirements. Matching and discretionary employer contributions to the 401k Plan are determined annually by the Board of Directors. The expense for the 401k Plan was approximately $36,000 in 2009 and $90,000 in 2008.

NOTE K - PREFERRED AND COMMON STOCK

Series A Preferred Stock – the Series A Preferred Stock has a $5.00 stated value and is non-voting, convertible and redeemable. Each share is convertible into one-half share of voting common stock of the Company. Series A shares are not entitled to any fixed rate of return, but do participate on the same basis (as if converted on a two-for-one exchange) in any dividends declared on the Company's common stock. Series A shares may be redeemed upon request of the holder at their stated value if the Bank is found to be in default under any Community Development Financial Institutions Program Assistance Agreement for Equity Investments in Regulated Institutions, or any successor agreement. In the event of liquidation, the holders of Series A shares will be entitled to a liquidation preference of $5.00 per share before the holders of common stock receive any distributions and after the holders of common stock receive distributions of $10.00 per share, all distributions will be on the same basis (as if converted on a one-for-two exchange). These shares were issued for $392,194 (net of issuance costs of $107,806) pursuant to an award from the Community Development Financial Institutions Fund of the Department of the Treasury.

Series B Preferred Stock – the Series B Preferred Stock has a $10.00 stated value and is non-voting, non-convertible and non-redeemable. Series B shares are not entitled to any fixed rate of return but do participate on the same basis in any dividends declared on the Company's common stock. In the event of liquidation, the holders of Series B shares will be entitled to a liquidation preference of $10.00 per share before the holders of common stock receive any distributions. Additionally, in the event of a specified "change in control event" (including certain mergers or sales of assets), holders of the Series B Preferred Stock shall be entitled to receive payment on the same basis as the holders of the common stock of the Company. These shares were issued for $191,606 (net of issuance costs of $13,394) pursuant to an investment from the National Community Investment Fund ("NCIF"). In connection with this investment, NCIF also purchased 29,500 shares of the Company's common stock for $10.00 per share. As part of the investment agreement, the Company by covenant agreed that so long as NCIF or any successor owns and holds any of the Shares to remain a CDFI and to meet certain reporting requirements.

Series C Preferred Stock – the Series C Preferred Stock has $10.00 stated value and is non-voting, convertible and redeemable. Each share is convertible into one share of voting common stock of the Company. Series C shares are not entitled to any fixed rate of return, but do participate on the same basis (as if converted on a one-to-one exchange) in any dividends declared on the Company's common stock. Series C shares may be redeemed upon request of the holder at their stated value if the Bank is found to be in default under any Community Development Financial Institutions Program Assistance Agreement for Equity Investments in Regulated Institutions, or any successor agreement. In the event of liquidation, the holders of Series C shares will be entitled to a liquidation preference of $10.00 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares) before the holders of common stock receive any distributions. These shares were issued for $500,000 pursuant to an award from the Community Development Financial Institutions Fund of the Department of the Treasury.

NOTE K - PREFERRED AND COMMON STOCK - Continued

Series D Preferred Stock – On January 9, 2009, in exchange for aggregate consideration of $5,116,000, Mission Community Bancorp issued to the United States Department of the Treasury ("the Treasury") a total of 5,116 shares of a new Series D Fixed Rate Cumulative Perpetual Preferred Stock (the "Series D Preferred") having a liquidation preference of $1,000 per share. This transaction was a part of the Capital Purchase Program of the Treasury's Troubled Asset Relief Program (TARP). The $5.1 million in new capital was subsequently invested in Mission Community Bank as Tier 1 capital. The Series D Preferred pays cumulative dividends at a rate of 5% per annum for the first five years and 9% per annum thereafter. The Series D Preferred may not be redeemed during the first three years after issuance except from the proceeds of a "Qualified Equity Offering." Thereafter, Mission Community Bancorp may elect to redeem the Series D Preferred at the original purchase price plus accrued but unpaid dividends, if any.

Common Stock – As of December 31, 2009 and 2008, the Company had 1,345,602 shares of common stock outstanding.

On December 22, 2009, the Company entered into a Securities Purchase Agreement (the "Agreement") with Carpenter Fund Manager GP, LLC, (the "Manager") on behalf of and as General Partner of Carpenter Community BancFund, L.P., Carpenter Community BancFund-A, L.P. and Carpenter Community BancFund—CA, L.P. (the "Investors"). Pursuant to the Agreement the Manager has agreed to cause the Investors to purchase an aggregate of 3,040,000 shares of the Company's authorized but unissued common stock, with each share of common stock paired with a warrant to purchase one additional share of common stock. Each "unit" of one common share and one warrant would be purchased for $5.00. The warrants are exercisable for a term of ten years from issuance at an exercise price of $5.00 per share and contain customary anti-dilution provisions.

The Agreement contemplates that the Units will be purchased in two separate closings. At the first closing the Investors will purchase an aggregate of 2,000,000 shares of Common Stock, paired with warrants to purchase 2,000,000 shares of Common Stock, for an aggregate purchase price of $10 million. At the second closing, the Investors will purchase an aggregate of 1,040,000 shares of Common Stock, paired with warrants to purchase 1,040,000 shares of Common Stock, for an aggregate purchase price of $5,200,000. The Agreement further provides that the Company will conduct a rights offering to its existing shareholders following the initial closing, which is currently anticipated in the second quarter of 2010, pursuant to which each shareholder will be offered the right to purchase additional shares of common stock, paired with a warrant, at a price of $5.00 per unit of common stock and warrant. The warrants issuable in the rights offering will also be for a term of 10 years and will be exercisable at a price of $5.00 per share.

The sale of the units is subject to receipt of all required regulatory approvals and the closings are subject to other customary conditions, such as satisfactory completion of the Manager's due diligence review. In addition, the second closing is contingent upon the approval of the Company and the Manager of the Company's redemption of the TARP Preferred Stock (Series D), as well as the receipt of all regulatory and other approvals required with respect to a redemption of the TARP Preferred Stock.

NOTE L - RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Bank has granted loans to certain directors and the companies with which they are associated. In the Bank's opinion, all loans and loan commitments to such parties are made on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons.

The following is a summary of the activity in these loans:

	2009	2008
Balance at the beginning of the year	$ 4,986,295	$ 2,498,900
New loans and advances	112,254	3,187,523
Repayments	(1,938)	(700,128)
Reclassifications (persons no longer considered related parties)	(4,891,364)	-
Balance at the end of the year	$ 205,247	$ 4,986,295

Deposits from related parties held by the Bank totaled approximately $1,714,000 at December 31, 2009, and $4,761,000 at December 31, 2008.

During 2003, Bancorp pledged a $250,000 certificate of deposit in an unaffiliated bank as collateral for borrowings of MCSC under a line of credit. The certificate matured in 2008 and was replaced by a certificate for $75,000, which has been pledged as collateral for the line of credit. As of December 31, 2009, MCSC had borrowed $40,000 on the line. No potential liability was recognized by Bancorp as of December 31, 2009, because the outstanding balance on the line is expected to be repaid with funds to be received from other sources, including a grant program through the U.S. Small Business Administration. During 2009 Bancorp made cash contributions to MCSC totaling $709. No cash contributions were made to MCSC during 2008.

NOTE M - COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Bank enters into financial commitments to meet the financing needs of its customers. These financial commitments include commitments to extend credit and standby letters of credit. Those instruments involve to varying degrees, elements of credit and interest rate risk not recognized in the statement of financial position.

The Bank's exposure to credit loss in the event of nonperformance on commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments as it does for loans reflected in the financial statements.

As of December 31, the Bank had the following outstanding financial commitments whose contractual amount represents credit risk:

	2009	2008
Commitments to Extend Credit	$ 18,219,000	$ 28,427,000
Standby Letters of Credit	301,000	304,000
	$ 18,520,000	$ 28,731,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Standby letters of credit are conditional commitments to guarantee the performance of a Bank customer to a third party. Since many of the commitments and standby letters of credit are expected to expire without being drawn upon, the total amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank is based on management's credit evaluation of the customer.

The Bank has established an allowance for possible losses on unfunded loan commitments in the amount of $105,000, which is included in other liabilities in the consolidated balance sheets. To date, no losses have been charged against this allowance.

In the ordinary course of business, various claims and lawsuits are brought by and against the Company and the Bank. In the opinion of management, there is no pending or threatened proceeding in which an adverse decision could result in a material adverse change in the consolidated financial condition or results of operations of the Company.

NOTE N - EARNINGS (LOSS) PER SHARE

The following is a reconciliation of net income (loss) and shares outstanding to the income (loss) and number of shares used in the computation of earnings (loss) per share:

	2009	2008
Average common shares outstanding during the year (used for basic EPS)	1,345,602	1,090,569
Dilutive effect of outstanding stock options	-	-
Average common shares used for diluted EPS	1,345,602	1,090,569
Net (loss)	$(6,926,559)	$(3,848,370)
Less (loss) and dividends allocated to preferred stock:		
Convertible preferred (Series A and C)	(487,278)	(317,766)
Non-convertible preferred (Series B)	(99,892)	(65,142)
Non-convertible TARP preferred (Series D)	217,430	-
Total loss allocated to preferred stock	(369,740)	(382,908)
Net (loss) allocated to common stock	$(6,556,819)	$(3,465,462)
Basic earnings (loss) per common share	$ (4.87)	$ (3.18)
Diluted earnings (loss) per common share	(4.87)	(3.18)

All stock options were excluded from the diluted EPS computation in 2009 and 2008 because any options would have an anti-dilutive effect on the net loss.

NOTE O - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal bank regulatory agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2009, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2009, the most recent notification from the Federal Reserve Board categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's prompt corrective action category. To be categorized as well-capitalized, the Bank must maintain minimum ratios as set forth in the table below. The following table also sets forth the Bank's actual capital amounts and ratios (dollar amounts in thousands):

			Amount of Capital Required			
	Actual		To Be Well-Capitalized		To Be Adequately Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2009:						
Total Capital (to Risk-Weighted Assets)	$ 22,053	14.22%	$ 15,509	10.0%	$ 12,407	8.0%
Tier 1 Capital (to Risk-Weighted Assets)	$ 20,069	12.94%	$ 9,306	6.0%	$ 6,204	4.0%
Tier 1 Capital (to Average Assets)	$ 20,069	9.59%	$ 10,462	5.0%	$ 8,369	4.0%
As of December 31, 2008:						
Total Capital (to Risk-Weighted Assets)	$ 22,467	13.27%	$ 16,937	10.0%	$ 13,550	8.0%
Tier 1 Capital (to Risk-Weighted Assets)	$ 20,326	12.00%	$ 10,162	6.0%	$ 6,775	4.0%
Tier 1 Capital (to Average Assets)	$ 20,326	9.47%	$ 10,729	5.0%	$ 8,583	4.0%

The Company is not subject to similar regulatory capital requirements because its consolidated assets do not exceed $500 million, the minimum asset size criteria for bank holding companies subject to those requirements.

Banking regulations limit the amount of cash dividends that may be paid without prior approval of the Bank's primary regulatory agency. Cash dividends are limited by the California Financial Code to the lesser of the Bank's retained earnings or its net income for the last three fiscal years, less any dividends or other capital distributions made during those periods. Under this rule, due to the Bank's 2008 and 2009 net losses, regulatory approval is required as of December 31, 2009, for any dividend distributions from the Bank to Bancorp. However, dividend distributions from the Bank would not downgrade the Bank's prompt corrective action status from well-capitalized to adequately-capitalized unless they exceeded $6,994,000.

NOTE O - REGULATORY MATTERS - Continued

The California Corporation Law provides that a corporation, such as Bancorp, may make a distribution to its shareholders if the corporation's retained earnings equal at least the amount of the proposed distribution. In the event that sufficient retained earnings are not available for the proposed distribution, under the law a corporation may nevertheless make a distribution to its shareholders if it meets two conditions, which generally stated are as follows: (i) the corporation's assets equal at least 1.25 times its liabilities, and (ii) the corporation's current assets equal at least its current liabilities or, if the average of the corporation's earnings before taxes on income and before interest expenses for the two preceding fiscal years was less than the average of the corporation's interest expenses for such fiscal years, then the corporation's current assets must equal at least 1.25 times its current liabilities.

NOTE P - GRANTS AND AWARDS

In 2009 the Bank received an $81 thousand grant from the Bank Enterprise Award program of the Department of the Treasury, based on lending activity of the Bank in 2008. That grant was recognized in non-interest income in 2009.

Although the Bank is a certified CDFI bank and expects to continue to apply for various grants and awards, there can be no assurance that it will receive similar future grants or awards.

NOTE Q - MISSION COMMUNITY BANCORP (Parent Company Only)

On December 15, 2000, Mission Community Bancorp acquired Mission Community Bank by issuing 600,566 shares of common stock in exchange for all outstanding shares of the Bank's common stock. There was no cash involved in this transaction.

Following are the separate financial statements for Mission Community Bancorp (parent company only):

Mission Community Bancorp (Parent Company Only)

CONDENSED BALANCE SHEETS

	2009	2008
ASSETS		
Cash	$ 842,766	$ 1,468,589
Deposits in other banks	75,000	75,000
Investment in subsidiary bank	20,570,694	21,531,964
Other real estate owned	565,000	-
Other assets	104,628	645,066
TOTAL ASSETS	$ 22,158,088	$ 23,720,619
LIABILITIES AND SHAREHOLDERS' EQUITY		
Junior subordinated debentures	$ 3,093,000	$ 3,093,000
Due to Mission Community Bank	377,433	26,889
Other liabilities	49,940	83,907
TOTAL LIABILITIES	3,520,373	3,203,796
TOTAL SHAREHOLDERS' EQUITY	18,637,715	20,516,823
	$ 22,158,088	$ 23,720,619

NOTE Q - MISSION COMMUNITY BANCORP (Parent Company Only) - Continued

CONDENSED STATEMENTS OF INCOME

	2009	2008
Interest income	$ 22,604	$ 26,668
Interest expense	116,092	220,335
Net interest (expense)	(93,488)	(193,667)
Dividends received from subsidiary	-	-
Less contributions to Mission Community Services Corp.	709	-
Less other expenses	557,933	286,998
(Loss) before taxes	(652,130)	(480,665)
Income tax (benefit)	-	(92,080)
(Loss) before equity in undistributed income of subsidiary	(652,130)	(388,585)
Equity in undistributed (loss) of subsidiary	(6,274,429)	(3,459,785)
Net (loss)	$(6,926,559)	$(3,848,370)

CONDENSED STATEMENTS CASH FLOWS

	2009	2008
Operating activities:		
Net (loss)	$(6,926,559)	$(3,848,370)
Adjustments to reconcile net (loss)		
to net cash provided by (used in) operating activities:		
Loss of subsidiary	6,274,429	3,459,785
Amortization expense	-	12,925
Write-downs on other real estate	250,000	-
Income tax refunds received	615,532	-
Other, net	241,483	122,923
Net cash provided by (used in) operating activities	454,885	(252,737)
Investing activities:		
Investment in certificate of deposit	-	(75,000)
Maturity of certificate of deposit	-	250,000
Purchase of other real estate from subsidiary	(815,000)	-
Investment in subsidiary	(5,116,000)	(9,428,771)
Net cash (used in) investing activities	(5,931,000)	(9,253,771)
Financing activities:		
Proceeds from issuance of common stock	-	10,916,032
Proceeds from issuance of preferred stock	5,116,000	-
Preferred stock issuance costs	(48,278)	-
Common stock repurchased	-	-
Cash dividends paid	(217,430)	-
Net cash provided by financing activities	4,850,292	10,916,032
Net increase (decrease) in cash	(625,823)	1,409,524
Cash at beginning of year	1,468,589	59,065
Cash at end of year	$ 842,766	$ 1,468,589

NOTE R - FAIR VALUE MEASUREMENT

The following is a description of valuation methodologies used for assets and liabilities recorded at fair value:

Securities: The fair values of securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1) or matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for specific securities but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2).

In certain cases where there is limited activity or less transparency for inputs to the valuation, securities are classified in Level 3 of the valuation hierarchy. For instance, the Bank has one security in its available-for-sale portfolio that has been assessed as "impaired" since 2004. Prior to 2008, the Bank had used a pricing method for this security that would be considered Level 2 pricing. Effective January 1, 2008, the Bank concluded that Level 3 pricing was more appropriate for this security, given the lack of observable inputs to the estimation process. Due to the illiquidity in the secondary market for this security, this fair value estimate cannot be corroborated by observable market data. This change in estimate resulted in a reduction in the fair value of this security by $168 thousand as of January 1, 2008. Because this security remains in the available-for-sale portfolio, this change in estimate was included in other comprehensive income (loss) but had no effect on reported net income (loss). With the exception of this one security, all of the Bank's securities were classified in Level 2.

Loans Held for Sale: Loans held for sale are carried at the lower of cost or market value. The fair value of loans held for sale is determined using quoted market prices for similar assets (Level 2).

SBA Loan Servicing Rights: SBA loan servicing rights are initially recorded at fair value in accordance with FASB guidance regarding accounting for transfers of financial assets. Subsequent measurements of servicing assets use the amortization method, which requires servicing rights to be amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans. Loan servicing rights are evaluated for impairment subsequent to initial recording. Impairment is determined by stratifying rights into groupings based on predominant risk characteristics, such as interest rate, risk grade and loan type. Impairment is recognized through a valuation allowance for an individual grouping, to the extent that fair value is less than the carrying amount. SBA loan servicing rights do not trade in an active market with readily observable prices. Accordingly, the Bank determines the fair value of loan servicing rights by estimating the present value of the future cash flows associated with the loans being serviced. Key economic assumptions used in measuring the fair value of loan servicing rights include prepayment speeds and discount rates. While market-based data is used to determine the input assumptions, the Bank incorporates its own estimates of assumptions market participants would use in determining the fair value of loan servicing rights (Level 3).

Collateral-Dependent Impaired Loans: The Bank does not record loans at fair value on a recurring basis. However, from time to time, fair value adjustments are recorded on these loans to reflect (1) partial write-downs, through charge-offs or specific reserve allowances, that are based on the current appraised or market-quoted value of the underlying collateral or (2) the full charge-off of the loan carrying value. In some cases, the properties for which market quotes or appraised values have been obtained are located in areas where comparable sales data is limited, outdated, or unavailable. Fair value estimates for collateral-dependent impaired loans are obtained from real estate brokers or other third-party consultants (Level 3).

Other Real Estate Owned: Nonrecurring adjustments to certain commercial and residential real estate properties classified as other real estate owned (OREO) are measured at the lower of carrying amount or fair value, less costs to sell. In cases where the carrying amount exceeds the fair value, less costs to sell, an impairment loss is recognized. Fair values are generally based on third party appraisals of the property which are commonly adjusted by management to reflect an expectation of the amount to be ultimately collected (Level 3).

NOTE R - FAIR VALUE MEASUREMENT - Continued

The following table provides the hierarchy and fair value for each major category of assets and liabilities measured at fair value:

As of December 31, 2009:	Fair Value Measurements Using			
	Level 1	Level 2	Level 3	Total
Assets measured at fair value on a recurring basis:				
Securities Available for Sale	$ -	$ 40,133,869	$ 8,543	$ 40,142,412
Assets measured at fair value on a non-recurring basis:				
Collateral-Dependent Impaired Loans, Net of Specific Reserves	$ -	$ -	$ 3,802,545	$ 3,802,545
Non-financial assets measured at fair value on a non-recurring basis:				
Other Real Estate Owned	$ -	$ -	$ 2,205,882	$ 2,205,882

As of December 31, 2008:	Level 1	Level 2	Level 3	Total
Assets measured at fair value on a recurring basis:				
Securities Available for Sale	$ -	$ 24,813,494	$ 32,345	$ 24,845,839
Assets measured at fair value on a non-recurring basis:				
Collateral-Dependent Impaired Loans, Net of Specific Reserves	$ -	$ -	$ 4,723,314	$ 4,723,314
Non-financial assets measured at fair value on a non-recurring basis:				
Other Real Estate Owned	$ -	$ -	$ 983,100	$ 983,100

SBA loan servicing rights, which are carried at the lower of cost or fair value, have resulted in no write-down or valuation allowance as of December 31, 2009.

Collateral-dependent impaired loans, which are measured for impairment using the fair value of the collateral, had a carrying value of $5,332,921, with a specific reserve of $36,934, as of December 31, 2009. As of December 31, 2008, collateral-dependent impaired loans had a carrying value of $8,484,115, with a specific reserve of $1,342,312.

NOTE R - FAIR VALUE MEASUREMENT - Continued

For those properties held in other real estate owned and carried at fair value, write-downs of $472,019 and $0 were recorded as an adjustment to current earnings through non-interest income in 2009 and 2008.

The following table presents a reconciliation of assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

	Available-For-Sale Securities	
	2009	2008
Balance at beginning of year	$ 32,345	$ -
Transfers into Level 3	91,505	226,899
Total Gains (Losses):		
Included in Income (Loss)	-	-
Unrealized Gains (Losses) Included in Other Comprehensive Income (Loss)	-	(168,493)
Purchases	-	-
Settlements	-	-
Paydowns and maturities	(115,307)	(26,061)
Ending at end of year	$ 8,543	$ 32,345
Total unrealized gains (losses) for the period relating to assets still held at the reporting date	$ -	$ (168,493)

NOTE S - FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature, involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on financial instruments both on and off the balance sheet without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Additionally, tax consequences related to the realization of the unrealized gains and losses can have a potential effect on fair value estimates and have not been considered in many of the estimates.

NOTE S - FAIR VALUE OF FINANCIAL INSTRUMENTS - Continued

The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Financial Assets

The carrying amounts of cash and short-term investments are considered to approximate fair value. Short-term investments include federal funds sold and interest bearing deposits with banks. The fair values of investment securities, including available-for-sale, are generally based on quoted matrix pricing. The fair value of loans are estimated using a combination of techniques, including discounting estimated future cash flows and quoted market prices of similar instruments, where available.

Financial Liabilities

The carrying amounts of deposit liabilities payable on demand and short-term borrowed funds are considered to approximate fair value. For fixed maturity deposits, fair value is estimated by discounting estimated future cash flows using currently offered rates for deposits of similar remaining maturities. The fair value of long-term debt is based on rates currently available to the Bank for debt with similar terms and remaining maturities.

Off-Balance Sheet Financial Instruments

The fair value of commitments to extend credit and standby letters of credit is estimated using the fees currently charged to enter into similar agreements. The fair value of these financial instruments is not material.

The estimated fair value of financial instruments is summarized as follows:

	December 31,			
	2009		2008	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets:				
Cash and due from banks	$ 8,595,000	$ 8,595,000	$ 7,804,000	$ 7,804,000
Federal funds sold	-	-	9,920,000	9,920,000
Interest-bearing deposits in other banks	425,000	425,000	11,710,000	11,710,000
Investment securities	40,142,000	40,142,000	24,846,000	24,846,000
Loans, net	130,873,000	132,763,000	149,369,000	150,476,000
Federal Home Loan Bank and other stocks	3,003,000	3,003,000	2,757,000	2,757,000
Company owned life insurance	2,886,000	2,886,000	2,789,000	2,789,000
Accrued interest receivable	730,000	730,000	824,000	824,000
Financial Liabilities:				
Deposits	163,770,000	164,174,000	144,804,000	145,206,000
Other borrowings	6,000,000	6,259,000	45,700,000	46,484,000
Junior subordinated debt securities	3,093,000	3,090,000	3,093,000	3,211,000
Accrued interest and other liabilities	1,605,000	1,605,000	1,376,000	1,376,000

Making a Difference in Your Community

In 2009, Mission Community Bank and our employees contributed time and resources to support these organizations.

Agape Christian Fellowship
AIDS Support Network
Allan Hancock College
Alzheimer's Association
American Cancer Society
American Heart Association
American Legion Post 66
American Red Cross
Arroyo Grande Historical Society
Arroyo Grande Little League
Arts Obispo
Asociacion Cultural Latino Americano
Atascadero Babe Ruth
Atascadero High School Boosters
Bay Area Youth Football
Big Brothers Big Sisters
Boy Scouts of America
Boys and Girls Clubs
Cal CPA
Cal Poly Business Advisory
Cal Poly Community Advisory Council
Cal Poly Mustang Athletics
California Coastal Rural Development Corp.
California Energy Commission
California Men's Colony
California Mid-State Fair
California Bankers Association
California Women for Agriculture
Camp Hapitok
CASA
Central Coast Women's Network
Chamber of Commerce, Arroyo Grande
Chamber of Commerce, Atascadero
Chamber of Commerce, Grover Beach
Chamber of Commerce, Nipomo
Chamber of Commerce, Paso Robles
Chamber of Commerce, Pismo Beach
Chamber of Commerce, San Luis Obispo
Chamber of Commerce, Santa Maria
Chamber of Commerce, Templeton
Children's Health Initiative of SLO County
City of Atascadero
City of San Luis Obispo
Coastal Business Finance
Coast Hills Community Foundation
Community Action Partners
Cuesta College Foundation
Daniel Lewis Middle School
Discovery Institute
Economic Vitality Corporation
Exchange Club
Family Care Network
First Presbyterian Church
Five Cities AYSO
Five Cities Women's Network
Food Bank Coalition of SLO
Foundation for SLO Public Libraries
French Hospital Medical Center
Gay and Lesbian Alliance of Central Coast
Girl Scouts of America
Golden State Classic Car Show
Heritage Foundation
Hesperia Hall Foundation
Highlands Church
Hispanic Business Committee
Hispanic Community Advisory Council
Hospice Partners
Hotline of SLO
Housing Authority of SLO
Housing Trust Fund
HR Association of the Central Coast
Jacks Helping Hands
KCBX Public Radio
Kermit King Elementary School
Kiwanis Club — Atascadero
Kiwanis Club — Santa Maria
Kiwanis Club — Nipomo
Kiwanis Club — Paso Robles
Kiwanis Club — SLO
Latino Outreach Council
Literacy Council
Loaves and Fishes
Mission Community Services Corporation
NCI
Nonprofit Support Center
North County Exchange Club
Optimist Club of Five Cities
Parks 4 Pups
Paso Robles Children's Museum
Paso Robles FFA
Paso Robles High School Band
Paso Robles Main Street Association
Paso Robles Vintners & Growers Association
Paso Robles Wine Country Alliance
Pathpoint
Peace Christian School
People's Kitchen
People's Self Help Housing
Private Industry Council
Quota International
Rotary Club of SLO Daybreak
Rotary Club of Arroyo Grande
Rotary Club de Tolosa
Salvation Army
Santa Barbara Foundation
Santa Maria Police Council
SCORE
Santa Maria Valley Humane Society
SEARCH
Second Chance at Love
Sierra Vista Regional Medical Center
SLO Children's Museum
SLO Community Foundation
SLO County Cattlemen's Association
SLO County Library Foundation
SLO County Office of Education
SLO Downtown Association
SLO Police Officers Association
SLO Symphony
SLO Women's Shelter
Small Business Development Center
SMOOTH
Special Olympics
St. Joseph High School
St. Louis de Montfort Church
St. Patrick's Church
The Sister Project
The Nature Corps
Toys for Tots
UCSB Economic Forecast
United Blood Services
United Way
Vicente Community School
Vision Unida
Vocational Training Center
Wellness Community of the Central Coast
Women in Business
Women's Economic Venture
Women for Community
Women's Legacy Fund
Woods Humane Society
Workforce Housing Coalition
Workforce Investment Board
YMCA

Our Mission... ***to provide financial support and services by promoting community development and economic vitality...*** **was met in 2009.**

	2009 Quantity	2009 Amount	Since 1998 Quantity	Since 1998 Amount
Total Loans Made	204	$46,070,571	4,089	$890,542,396
Total Loans Benefiting Low-Income Target Market	125	$36,265,584	2,726	$576,571,537
New Small Business Loans	82	$9,663,107	1,351	$332,123,222
New SBA Guaranteed Loans	34	$7,351,500	459	$94,568,164
Jobs Created/Retained by Small Business Loans Made	1,175		4,719	
Small Business Loans to Women & Minorities	11	$1,437,500	362	$61,907,487
Affordable Housing Development Financing	6	$960,611	315	$55,642,834
Total Volunteer Hours by Officers and Staff	4,931		26,213	
Total of Sponsorships and Donations		$45,853		$1,087,145


Mission
COMMUNITY BANCORP

Stock Symbol MISS

Mission Community Bank

San Luis Obispo
581 Higuera Street
(805) 782-5000

Administration Building
3380 South Higuera Street
(805) 782-5000

Paso Robles
1226 Park Street
(805) 237-4200

Arroyo Grande
154 West Branch Street
(805) 994-9000

Santa Maria
1670 South Broadway
(805) 621-5200

www.MissionCommunityBank.com